Contact

www.linkedin.com/in/ishveenjolly
(LinkedIn)
www.opensponsorship.com
(Company)

Top Skills

Strategic Planning
Strategy
Management

Languages

Punjabi
Hindi

Ishveen Jolly

CEO + Founder at OpenSponsorship | Inc Top 100 Female Founder | Forbes 30 Under 30, Sports Category

New York, New York, United States

Summary

"Sports has the power to change the world. It has the power to inspire. It has the power to unite people in a way little else does." - Nelson Mandela.

My love for playing sports started as a child from playing catch with my father in our backyard, which led me to captain the Keble College, Netball and Cricket teams at Oxford University. It also gave me the courage to leave my career in management consultancy in London and move to New Delhi, India to become a sports agent. Working with premier leagues, teams, clubs and athletes – brokering sponsorship deals gave me an insider perspective on how fragmented and unanalytical the sports sponsorship industry is. Realizing the industry lacked transparency, information, access, tracking and tech innovation meant there was a huge untapped potential in the annual $60 Billion sports sponsorship market.

Why wasn't there an Airbnb for sponsorship? Well now there is, OpenSponsorship.com.

Today OpenSponsorship is the largest and smartest marketplace connecting brands and smart marketers to over 12,000 professional athletes. We are democratizing sponsorship by making it accessible, efficient and data driven. Using analytical insights, AI based matching and proprietary ROI information tracking we are leveraging technology and data to create meaningful partnerships and revolutioning the way you search, secure and track sports sponsorship.

The network effort - with 10,000 deals completed through the platform, covering over 160 sports, in 120 countries – the marketplace only gets smarter. We plan on applying the analytics and learns beyond athletes to teams, leagues, events and other entertainment verticals.

Bringing sponsorship into the digital age!

Experience

OpenSponsorship
Founder & CEO
January 2015 - Present (11 years 6 months)
New York

OpenSponsorship is the largest and smartest two-sided global marketplace for sports sponsorship, making it easy for all brands to partner with athletes, teams and events. Our mission is to make the $60B sponsorship industry more accessible, transparent and data driven.

British Wrestling
Non Executive Director
February 2023 - Present (3 years 5 months)

Influence Mobile
Board Member
March 2019 - Present (7 years 4 months)

Influence Mobile leverages existing affinities (like sports teams) and allows fans to earn rewards by using and playing new mobile games and apps. I was brought on board thanks to the growing focus on engaging female sports fans around the passion they have for their favorite team.

Auxus Strategic Solutions
CEO
November 2011 - May 2014 (2 years 7 months)

Auxus Strategic Solutions gives its clients the opportunity to engage new geographical and cultural communities, by providing strategic and marketing solutions.

Strategic focus: A bridge to and from India. Through its large network, strong relationships and valuable insights into operating in India and the West, Auxus is in a robust position to help clients find strategic partners and understand the local environment.

Marketing focus: Sport. Auxus believes sport is one of the most powerful tools of engagement, cutting through geographic, language and socio-economic boundaries.

Nimbus Communications Limited
Micromax Asia Cup 2012 - Sponsorship Incharge
March 2012 - March 2012 (1 month)
Dhaka, Bangladesh

Sports Merchandise Global Ltd
India Manager
January 2011 - March 2012 (1 year 3 months)

Nimbus Communications Limited
Hero Indian Open 2011 - Hospitality Manager
October 2011 - October 2011 (1 month)

Commune Sports & Entertainment
Business Development Manager
February 2009 - February 2011 (2 years 1 month)

• Assisted in the managment of the sponsor sales and servicing programme for Mumbai Indians and co-ordination,of the sponsorship rights marketing effort.
• Liaison with the International Cricket Council for the co-ordination of the rights marketing programme, including the sales programme for the Cricket World Cup 2011

Javelin Group
Senior Consultant - Locations and Shopping Centres
September 2006 - January 2009 (2 years 5 months)

Education

University of Oxford
Economics & Management, BA & MA (Hons) · (2003 - 2006)

Manchester High School for Girls